UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MagnaChip Semiconductor Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55933J203
(CUSIP Number)

Pleasant Lake Partners LLC
110 Greene Street, Suite 604
New York, NY 10012
Tel. No.: 212-554-0680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55933J203

1	Names of Reporting Persons. Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,640,584 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,640,584 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,640,584 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,640,584 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,640,584 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,640,584 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,640,584 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,640,584 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,640,584 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,640,584 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,640,584 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,640,584 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,640,584 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,640,584 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,640,584 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to shares of Common Stock (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o MagnaChip Semiconductor S.A., 1, Allée Scheffer, L-2520 Luxembourg, Grand Duchy of Luxembourg.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed jointly by and on behalf of (i) Pleasant Lake Partners LLC (“PLP”), (ii) PLP MM LLC (the “Managing Member”), (iii) Pleasant Lake Onshore GP LLC (“GP LLC”), (iv) Pleasant Lake Offshore Master Fund L.P. (the “Master Fund”) and (v) Jonathan Lennon (together, the “Reporting Persons”).

Shares reported herein for PLP represent shares beneficially owned by the Master Fund, for which PLP serves as the investment manager and manager, respectively.  Shares reported herein for GP LLC represent the above-referenced shares beneficially owned by the Master Fund, for which GP LLC serves as General Partner.  The Managing Member is the managing member of PLP.  Jonathan Lennon serves as manager of PLP MM LLC and GP LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The address of the principal business office of each reporting person is 110 Greene Street, Suite 604, New York, NY  10012.

(c) The principal business of PLP is acting as an investment adviser to private investment funds, including the Master Fund.  The principal business of GP LLC is serving as the general partner of the Master Fund.  The principal business of the Managing Member is to serve as managing member of PLP.  The Master Fund is a private investment fund.  The principal occupation of Mr. Lennon is serving as manager of GP LLC and the Managing Member.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons  include 2,433,584 shares and options to acquire 207,000 shares held for the account of the Master Fund and such shares and securities, together with the other securities purchased during such period, were acquired in open-market transactions occurring between November 24, 2014 and June 8, 2015 for an aggregate net of $15,377,401 and were purchased using working capital of the Master Fund.

Item 4.  Purpose of Transaction

The Reporting Persons initially acquired the shares of Common Stock reported herein based on the Reporting Persons’ belief that such shares represent an attractive investment opportunity.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, the performance of the company, potential business combinations and strategic alternatives, the capital structure, governance, management, strategy and other matters concerning the Issuer.  The Reporting Persons may engage in discussions regarding these or other matters with other shareholders and/or other third parties.

The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve  extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  The Reporting Persons may from time to time acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

From time to time, the Reporting Persons may (i) enter into derivative securities transactions or other hedging arrangements, (ii) hold securities of the Issuer in margin accounts or lend portfolio securities to brokers, banks or other financial institutions, or (iii) take other actions with respect to securities of the Issuer.   Loans of portfolio securities typically would obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and may provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons or entities to which they provide investment advice may borrow securities of the Issuer for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

To the extent applicable, references to the Reporting Persons in this Item 4 shall be deemed to include investment vehicles or other entities for which a Reporting Person provides investment advice.

The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report for the quarter ended March 30, 2015, as filed with the Securities and Exchange Commission on June 5, 2015.

(c)  The following tables list the Reporting Persons’ transactions in the Common Stock and options on Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Security	Price
Open market purchase	4/8/2015	100,000	Common Stock	$5.65
Open market purchase	4/9/2015	45,000	Common Stock	$5.63
Open market purchase	4/10/2015	84,200	Common Stock	$5.65
Open market purchase	4/13/2015	45,000	Common Stock	$5.56
Open market purchase	4/14/2015	92,300	Common Stock	$5.42
Open market purchase	4/15/2015	75,400	Common Stock	$5.66
Open market purchase	4/17/2015	32,207	Common Stock	$5.60
Open market purchase	4/20/2015	16,352	Common Stock	$5.76
Open market purchase	4/30/2015	78,650	Common Stock	$5.51
Open market purchase	5/1/2015	47,000	Common Stock	$5.37
Open market purchase	5/4/2015	46,000	Common Stock	$5.43
Open market purchase	5/5/2015	400,200	Common Stock	$5.06
Open market purchase	5/7/2015	6,000	Common Stock	$5.34
Open market purchase	5/12/2015	30,900	Common Stock	$5.63
Open market purchase	5/14/2015	15,000	Common Stock	$6.25
Open market purchase	5/15/2015	30,600	Common Stock	$6.51
Open market purchase	5/18/2015	15,000	Common Stock	$6.51
Open market sale	5/18/2015	74,450	Common Stock	$6.17
Open market purchase	5/19/2015	15,000	Common Stock	$6.43
Open market purchase	5/21/2015	41,090	Common Stock	$6.28
Open market sale	5/27/2015	266,910	Common Stock	$6.34
Open market purchase	5/27/2015	18,221	Common Stock	$6.36
Open market sale	5/28/2015	81,438	Common Stock	$6.32
Open market purchase	5/28/2015	1,108	Common Stock	$6.60
Open market purchase	5/29/2015	163,500	Common Stock	$7.24
Open market purchase	5/29/2015	53,857	Common Stock	$7.26
Open market purchase	6/1/2015	35,000	Common Stock	$7.23
Open market purchase	6/2/2015	85,100	Common Stock	$7.11
Open market purchase	6/3/2015	2,698	Common Stock	$7.29
Open market purchase	6/4/2015	50,118	Common Stock	$7.62
Open market purchase	6/5/2015	40,801	Common Stock	$7.80
Open market purchase	6/8/2015	42,369	Common Stock	$7.76

Transaction	Date	No. Underlying Shares	Security	Price Per Underlying Share	Expiration Date	Exercise Price
Open market purchase	5/28/2015	58,500	Option	$1.68	6/19/2015	$5.00
Open market purchase	5/28/2015	15,700	Option	$0.31	6/19/2015	$7.50
Open market purchase	5/28/2015	77,800	Option	$0.95	9/18/2015	$7.50
Open market purchase	5/29/2015	55,000	Option	$1.12	9/18/2015	$7.50

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 10, 2015

PLEASANT LAKE PARTNERS LLC
By: PLP MM LLC
its Managing Member
By: /s/ Jonathan Lennon

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually